UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	SEC FILE NUMBER 000-39982

FORM 12b-25	CUSIP NUMBER 67012W104 67012W112 67012W203

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Novus Capital Corp. II

Full Name of Registrant

Former Name If Applicable

8556 Oakmont Terrace

Address of Principal Executive Office (Street and Number)

Indianapolis, Indiana 46260

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Novus Capital Corp. II (the “Registrant”) has elected not to file its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Form 10-Q”) and is filing a Form 12b-25 for a five day extension deemed necessary for the following reason: As a result of recent guidance to Special Purpose Acquisition Companies by the SEC regarding redeemable equity instruments, the Registrant revisited its application of ASC 480-10-S99 on its financial statements. The Registrant had previously classified a portion of its Class A common stock in permanent equity. In accordance with ASC 480-10-S99 and after discussion with the Registrant’s management, the Registrant’s audit committee concluded that all of its Class A common stock should be classified as temporary equity.

The Registrant is working diligently to complete the review of the financial statements for the three months ended September 30, 2021 as soon as possible; however, given the scope of the process for determining the appropriate treatment of the redeemable equity in accordance with ASC 480-10-S99, the Registrant is unable to complete and file the Q3 2021 Form 10-Q by the required due date of November 15, 2021 without unreasonable effort and expense. The Registrant expects to file such report by November 22, 2021.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vincent Donargo	317-590-6959
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Novus Capital Corporation II

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2021	By:	/s/ Vincent Donargo
Vincent Donargo
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

Novus Capital Corporation II

WITH RESPECT TO ITS FORM 10-Q FOR THE

FISCAL QUARTER ENDED MARCH 31, 2021

The Registrant estimates that its results of operations for the three and nine months ended September 30, 2021, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the three and nine months ended September 30, 2021 will reflect the following changes:

For the three months ended September 30, 2021, the Company expects to report net income of approximately $1.1 million, consisting primarily of a change in fair value in warrants of approximately $1.4 million, partially offset by approximately $300,000 of operating expenses.

For the nine months ended September 30, 2021, the Company expects to report net loss of approximately $600,000, consisting primarily of operating expenses of approximately $800,000 and transaction costs in connection with warrant of approximately $200,000, partially offset by a favorable change in fair value in warrants of approximately $400,000.

The Company was formed on September 29, 2021 and did not commence operations prior to September 30, 2020.